

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

October 12, 2006

John Wenck
Secretary
Breda Telephone Corp.
112 E. Main, P.O. Box 190
Breda, IA 51436

      RE: **Breda Telephone Corp.**
             Preliminary Proxy Statement on Schedule 14A
             Filed September 14, 2006
             File No. 0-26525

Dear Mr. Wenck:

      We have reviewed your filing and have the following comments. We have limited our review to your compliance with the requirements of Exchange Act Rules 14a-3 and 14a-4. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement

General

1.   We note that, if your restated articles of incorporation are approved by shareholders, a new class of non-voting common stock will be created, and you will have three series of voting stock. In light of this proposed recapitalization, it appears that the company's proposed creation of two classes of common stock is a distinct matter that should be voted upon separately from the other proposed changes to the articles of incorporation. Therefore, please include a separate section on the proxy card, as well disclosure under a separate heading in the proxy statement, regarding the proposed creation of a new class of non-voting common stock and three series of voting stock. Alternatively, provide us with a detailed analysis in your response letter of the materiality of each of these proposed actions and why they would not require separate consideration by your stockholders. For further guidance, please see Rule 14a-4(a)(3) and the September 2004 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations, available on our website at http://www.sec.gov/interps/telephone/phonesupplement5.htm.

2.   With regard to the other proposed changes to your articles of incorporation, please tell us in your response letter why you are not required to seek separate shareholder approval of each of the proposed changes to the articles. In your analysis, you should address, among other things, the materiality of each of the proposed changes to your articles of incorporation.

3.   In your response letter, please provide a detailed analysis as to why you did not furnish a preliminary or definitive proxy statement when conducting focus group meetings with your existing shareholders, as discussed on page four. If applicable, tell us what exemption from the application of Section 14(a) and Regulation 14A you relied upon under Rule 14a-2. We may have further comments upon evaluating your response to this comment.

*   *   *   *

Please respond to these comments by filing a revised preliminary information statement as appropriate. When you respond, please furnish a cover letter that keys your responses to our comments. If you believe that compliance with our comments is not appropriate, please provide the basis for your view in your response letter, which you should submit electronically on EDGAR under the tag "CORRESP." Please also note the location of any material changes made in the materials for reasons other than in response to specific staff comments. Also, note the requirements of Rule 14a-6(h) of Regulation 14A and Rule 310 of Regulation S-T.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Derek Swanson, Attorney-Adviser, at (202) 551-3366, Kathleen Krebs, Special Counsel, at (202) 551-3810, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs
For Michele M. Anderson
Legal Branch Chief

cc: Wade Scott
        Via Facsimile: (515) 283-3108